

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Via E-mail
Mr. C. David Cone
Chief Financial Officer
Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

> **RE: Taylor Morrison Home Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2015**
> **File No. 1-35873**

Dear Mr. Cone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Base Salary, page 24

1.   We note that each of your named executive officers received an increase in base salary in fiscal 2014. Although you provide a general discussion on page 24 of the factors you may consider when adjusting base salaries on an annual basis, you do not provide a narrative discussion of the specific reasons for the increases in each NEO's base salary in 2014. Please confirm that in future filings you will discuss the specific factors that you considered when adjusting an NEO's base salary. In your response letter, please provide a narrative description of any material factors necessary to an understanding of this

increase. For example, disclose whether Ms. Palmer's base salary was increased approximately 29% to keep it within targets of the market median.

Annual Cash Incentive Bonuses, page 24

2.   We note that achievement of a customer satisfaction measure is weighted at 20% of executives' incentive bonus opportunity. In future filings, please elaborate on how you measure customer satisfaction for purposes of determining the annual cash incentive bonus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief